UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bank of Marin Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

063425102

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Stephen H. Johanson
Johanson & Associates

2020 W. El Camino Ave., Ste. 115
Sacramento, CA 95833

(916) 567-1000

January 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 063425102

1. Names of Reporting Persons.
Gregory G. Kelly, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use only
4. Source of Funds N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States; California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power 1,264,872

9. Sole Dispositive Power

10. Shared Dispositive Power 1,264,872

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,264,872
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 9.32%
14. Type of Reporting Person Trust/IN

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SCHEDULE 13D

CUSIP No. 063425102

1. Names of Reporting Persons.
Stephen Fleming, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use only
4. Source of Funds N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States; California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power 1,264,872

9. Sole Dispositive Power

10. Shared Dispositive Power 1,264,872

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,264,872
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 9.32%
14. Type of Reporting Person Trust/IN

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SCHEDULE 13D

CUSIP No. 063425102

1. Names of Reporting Persons.
Scott G. Nichols, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use only
4. Source of Funds N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐□
6. Citizenship or Place of Organization United States; California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power

8. Shared Voting Power 1,264,872

9. Sole Dispositive Power

10. Shared Dispositive Power 1,264,872

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,264,872
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 9.32%
14. Type of Reporting Person Trust/IN

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ITEM 1. SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is the common stock of Bank of Marin Bancorp, a California corporation (the “Issuer”), whose principal executive offices are located at 504 Redwood Blvd., Suite 100, Novato, California 94947.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed jointly by Gregory G. Kelly, Stephen Fleming and Scott G. Nichols, Co-Trustees of the Jon S. Kelly Administrative Trust (the “Trust”). The Co-Trustees and the Trust are sometimes referred to collectively as the “Reporting Persons”. The Trust’s address is 2020 W. El Camino Avenue, Suite 120, Sacramento, California 95833.

Gregory G. Kelly is the son of the late Jon S. Kelly, who died on July 25, 2020. Gregory G. Kelly is businessman and President of KKN, Inc., a California corporation. His business address is 2020 W. El Camino Avenue, Suite 120, Sacramento, California 95833.

Stephen Fleming is the President and Chief Executive Officer of River City Bank of Sacramento, California. His business address is 2485 Natomas Park Drive, Sacramento, California 95833.

Scott G. Nichols is retired from KKN, Inc., a California corporation as its Chief Financial Officer. He is a certified public accountant and consultant to KKN, Inc. His business address is 2020 W. El Camino Avenue, Suite 120, Sacramento, California 95833.

During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which his or her was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation which respect to such laws.

All of the Reporting Persons are United States citizens and the Trust is subject to the laws of the State of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities were acquired as a result of the death of Jon S. Kelly and were distributed to the Trust by J.S. Kelly, LLC, over which Mr. Kelly was sole manager. There was no consideration paid in the acquisition of the shares.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons file this Schedule 13D as a result of the death of Jon S. Kelly on July 25, 2020. The 1,264,872 shares of common stock of the Issuer subject to this filing were held by the J.S. Kelly, LLC, a Delaware limited liability company. Jon S. Kelly and the J.S. Kelly, LLC previously filed forms 13G pursuant to Section 13 d-1(d).

On January 22, 2021 the 1,264,872 shares of common stock of the Issuer were transferred to the Trust over which Gregory G. Kelly, Stephen Fleming and Scott G. Nichols serve as Co-Trustees. The purpose of this transfer was to facilitate administration of the Trust and the distribution of the assets of the Trust to its beneficiaries.

The Trust, by and through its Trustees, does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Trust and Trustees may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, the Trust may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The aggregate number and percentage of the outstanding shares of common stock beneficially owned by the Jon S. Kelly Trust is 1,264,872 which represents 9.32% of the common stock of the Issuer as of the date hereof.

Accordingly, the Trust acts through a majority of the Co-Trustees, namely, Gregory G. Kelly, Stephen Fleming and Scott G. Nichols, as Co-Trustees of the Trust, have shared voting power and shared investment power with respect to the 1,264,872 share of common stock owned by the Trust.

During the past 60 days, neither the Trust nor any of the Co-Trustees have effected any transactions involving the common stock of the Issuer.

To the knowledge of the Trust and the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,264,872 shares of common stock beneficially owned by the Trust.

Gregory G. Kelly, Stephen Fleming and Scott G. Nichols each disclaim any beneficial ownership, individually, of the common stock of the Issuer subject to this Schedule 13D except to the extent of their pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in this Schedule 13D, none of the Reporting Persons or the Trust have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Agreement regarding joint filing of this statement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2021	JON S. KELLY ADMINISTRATIVE TRUST

/s/ Gregory G. Kelly
Gregory G. Kelly, Individually and as Co-Trustee

/s/ Stephen Fleming
Stephen Fleming, Individually and as Co-Trustee

/s/ Scott G. Nichols
Scott G. Nichols, Individually and as Co-Trustee

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AGREEMENT FOR JOINT FILING
OF SCHEDULE 13D

Gregory G. Kelly, Stephen Fleming and Scott G. Nichols, individually and as Co-Trustees of the Jon S. Kelly Administrative Trust hereby agree that the Schedule 13D required pursuant to the Securities Exchange Act of 1934 with respect to the acquisition of beneficial ownership of 1,264,872 shares of common stock of Bank of Marin Bancorp by the Trustees of the Jon S. Kelly Administrative Trust may be filed jointly on behalf of each of them as permitted by Rule 240.13d-1(k)(iii).

Dated: January 29, 2021	JON S. KELLY ADMINISTRATIVE TRUST

/s/ Gregory G. Kelly
Gregory G. Kelly, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust

/s/ Stephen Fleming
Stephen Fleming, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust

/s/ Scott G. Nichols
Scott G. Nichols, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust

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